                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  -------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                              (AMENDMENT NO. 2)(1)


                                  E-Z-Em, Inc.
--------------------------------------------------------------------------------
                                (Name of issuer)


                 Class A Common Stock, par value $0.10 per share
--------------------------------------------------------------------------------
                         (Title of class of securities)


                                    269305207
--------------------------------------------------------------------------------
                                 (CUSIP Number)
                             c/o James H. Bell, Esq.
                      Satterlee Stephens Burke & Burke LLP
                           230 Park Avenue, 11th Floor
                    New York, New York 10169; (212) 404-8743
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)


                                  July 9, 2002
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (e), 13d-1 (f) or 13d-1 (g), check the following box [ ].

        Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 (b) for other parties to whom copies are to be sent.
                         (Continued on following pages)



--------
         (1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


478590_3
                               Page 1 of 33 Pages


-----------------------------------------                                       ------------------------------------
CUSIP No.  269305207                                       13D                  PAGE    2   OF    33   PAGES
-----------------------------------------                                       ------------------------------------


--------------------------------------------------------------------------------------------------------------------
           NAME OF REPORTING PERSONS
1          S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
           Howard S. Stern
--------------------------------------------------------------------------------------------------------------------

           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                               (a) [ ]
2                                                                                          (b) [X]
--------------------------------------------------------------------------------------------------------------------
           SEC USE ONLY
3
--------------------------------------------------------------------------------------------------------------------
           SOURCE OF FUNDS*
4          PF

--------------------------------------------------------------------------------------------------------------------
           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
5          TO ITEM 2(d) OR 2(e)                                                                                  [ ]
--------------------------------------------------------------------------------------------------------------------
           CITIZENSHIP OR PLACE OF ORGANIZATION
6          United States
--------------------------------------------------------------------------------------------------------------------
                          SOLE VOTING POWER
                    7     None (See Item 5(b))
   NUMBER OF      --------------------------------------------------------------------------------------------------
     SHARES               SHARED VOTING POWER
  BENEFICIALLY      8     956,412  shares (See Item 5(b))
    OWNED BY      --------------------------------------------------------------------------------------------------
      EACH                SOLE DISPOSITIVE POWER
   REPORTING        9     956,412 shares (See Item 5(b))
  PERSON WITH     --------------------------------------------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                    10    None (See Item 5(b))
--------------------------------------------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11        956,412 shares of Common Stock (See Item 5 (a))
--------------------------------------------------------------------------------------------------------------------
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
12        CERTAIN SHARES*                                                                                        [X]
--------------------------------------------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13        23.9% (See Item 5(a))
--------------------------------------------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON*
14        IN
--------------------------------------------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


478590_3
                               Page 2 of 33 Pages


-----------------------------------------                                       ------------------------------------
CUSIP No.  269305207                                 13D                        PAGE    3   OF    33   PAGES
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
           NAME OF REPORTING PERSONS
           S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
1          Seth F. Stern
--------------------------------------------------------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                               (a) [ ]
2                                                                                          (b) [X]
--------------------------------------------------------------------------------------------------------------------
           SEC USE ONLY
3
--------------------------------------------------------------------------------------------------------------------
           SOURCE OF FUNDS*
4          OO
--------------------------------------------------------------------------------------------------------------------
           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2(d) OR 2(e)
5                                                                                                                [ ]
--------------------------------------------------------------------------------------------------------------------
           CITIZENSHIP OR PLACE OF ORGANIZATION
6          United States
--------------------------------------------------------------------------------------------------------------------
                          SOLE VOTING POWER
                  7       None (See Item 5(b))
   NUMBER OF      --------------------------------------------------------------------------------------------------
     SHARES               SHARED VOTING POWER
  BENEFICIALLY    8       159,887 shares (See Item 5(b))
    OWNED BY      --------------------------------------------------------------------------------------------------
      EACH                SOLE DISPOSITIVE POWER
   REPORTING      9       159,887 shares (See Item 5(b))
  PERSON WITH     --------------------------------------------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                  10      None (See Item 5(b))
--------------------------------------------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11        159,887 shares of Common Stock (See Item 5 (a))
--------------------------------------------------------------------------------------------------------------------
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
12        CERTAIN SHARES*                                                                                        [X]

--------------------------------------------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13        3.9% (See Item 5(a))
--------------------------------------------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON*
14        IN
--------------------------------------------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


478590_3
                               Page 3 of 33 Pages


-----------------------------------------                                       ------------------------------------
CUSIP No.  269305207                                  13D                       PAGE   4    OF   33  PAGES
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
           NAME OF REPORTING PERSONS
           S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
1          Rachel Stern Graham
--------------------------------------------------------------------------------------------------------------------

           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                               (a) [ ]
2                                                                                          (b) [X]
--------------------------------------------------------------------------------------------------------------------
           SEC USE ONLY
3
--------------------------------------------------------------------------------------------------------------------
           SOURCE OF FUNDS*
4          OO

--------------------------------------------------------------------------------------------------------------------
           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
5          TO ITEM 2(d) OR 2(e)
                                                                                                                 [ ]
--------------------------------------------------------------------------------------------------------------------

           CITIZENSHIP OR PLACE OF ORGANIZATION
6          United States
--------------------------------------------------------------------------------------------------------------------
                          SOLE VOTING POWER
                  7       None (See Item 5(b))
   NUMBER OF      --------------------------------------------------------------------------------------------------
     SHARES               SHARED VOTING POWER
  BENEFICIALLY    8       159,887 shares (See Item 5(b))
    OWNED BY      --------------------------------------------------------------------------------------------------
      EACH                SOLE DISPOSITIVE POWER
   REPORTING      9       159,887 shares (See Item 5(b))
  PERSON WITH     --------------------------------------------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                  10      None (See Item 5(b))
--------------------------------------------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11        159,887 shares of Common Stock (See Item 5 (a))
--------------------------------------------------------------------------------------------------------------------
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
12        CERTAIN SHARES*
                                                                                                                 [X]
--------------------------------------------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13        3.9% (See Item 5(a))
--------------------------------------------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON*
14        IN
--------------------------------------------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


478590_3
                               Page 4 of 33 Pages

                                  SCHEDULE 13D

INTRODUCTION.

                     Howard S. Stern ("HSS"), filed a statement on Schedule 13D with the Securities and Exchange Commission (the "Commission") on February 14, 1985, with respect to the securities of the issuer (the "Initial Statement") and filed an Amendment No. 1 to Initial Statement with the Commission on June 13, 2002 (the "First Amendment"; and together with the Initial Statement, the "Existing Statement").

                     HSS is filing this amendment to the Existing Statement (the "Second Amendment") to disclose, among other things:

                      (i) the revocation of the Proxies in favor of the Reporting Person which were disclosed in the First Amendment;

                     (ii) HSS's oral agreement on July 9, 2002 to support a plan proposed by the Company's Board of Directors to combine the Company's currently outstanding Class A Common Stock and Class B common stock into a single class of common stock, as announced by the Company in a press release issued on July 10, 2002;

                     (iii) HSS's execution and delivery of an agreement dated as of July 15, 2002 (the "Stockholders' Agreement"), by and among the Company, HSS, Seth F. Stern, Rachel Stern Graham, David P. Meyers, Jonas I. Meyers, Stuart J. Meyers, Betty K. Meyers and the Meyers Family Limited Partnership, pertaining to, among other things, such reclassification proposal and the voting and disposition of shares of capital stock of the Company;

                     (iv) HSS's execution and delivery of an irrevocable proxy, dated as of July 15, 2002 (the "Irrevocable Proxy"), in favor of members of a special committee of the Board of Directors of the Company authorizing them to vote HSS's shares in favor of such reclassification proposal; and

                      (v) the disclaimer by HSS of (A) membership in a "group" within the meaning of Rule 13d-5(b)(1) promulgated pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by virtue of his execution and delivery of the Stockholders' Agreement and
         (b) beneficial ownership of the shares of common stock of the Company in which he does not have a pecuniary interest.

                     By virtue of the execution and delivery of the Stockholders' Agreement, and the expected performance by the parties of the agreements and covenants contained therein, all of the parties to such Stockholders' Agreement (other than the Company) may be deemed to constitute a "group" within the meaning of Rule 13d-5(b)(1) promulgated by the Commission pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"). If the parties to the Stockholders' Agreement (other than the Company) are deemed to constitute a "group," then each such party, as a member of a "group," would be deemed to own beneficially all of the shares of common stock of the Company owned in the aggregate by the members of such group. As


478590_3
                               Page 5 of 33 Pages
permitted by Rule 13d-1(k), each of Seth F. Stern and Rachel Stern Graham has chosen to satisfy the disclosure and filing obligations that would be applicable to him or her if he or she were deemed to be members of a "group" that owns, in the aggregate, approximately 64.1% of the issued and outstanding shares of Class A Common stock by joining in the existing Schedule 13D filing of HSS, rather than filing a separate Schedule 13D. However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by any of the Reporting Persons that a group exists, and such group status is hereby expressly disaffirmed.

                     The joint filing agreement among HSS, Seth F. Stern and Rachel Stern Graham, as Reporting Persons, as required by Rule 13d-1(k)(1) of the General Rules and Regulations of the Commission under the Exchange Act, is attached as Exhibit VII hereto and incorporated herein by reference.

                     Capitalized terms used herein without definition shall have the respective meanings ascribed to them in the First Amendment.

ITEM 1.              SECURITY AND ISSUER.

                     No change from disclosures made in the First Amendment.

ITEM 2.              IDENTITY AND BACKGROUND.

                     With respect to HSS, no change from disclosures made in the First Amendment.

                     Rachel Stern Graham ("RSG") is a natural person and has a residence address of 315 East 72nd Street, New York, New York 10021. The present principal occupation or employment of RSG is as mother and homemaker. RSG is a United States citizen.

                     Seth F. Stern ("SFS") is a natural person and has a residence and business address of 200 East 72nd Street, New York, New York 10021. The present principal occupation or employment of SFS is as a self-employed wedding and event planner. SFS is a United States citizen.

                     During the last five years, neither HSS, RSG nor SFS (individually, a "Reporting Person" and collectively, the "Reporting Persons") has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


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                               Page 6 of 33 Pages

ITEM 3.              SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                     With respect to HSS, no change from the disclosures made in the First Amendment. Each of SFS and RSG received his or her shares of Class A Common Stock many years ago as a gift from HSS.

ITEM 4.              PURPOSE OF TRANSACTION.

                     No change from disclosures made in the First Amendment, except as set forth below in this Item 4.

                     All references to "Reporting Person" contained in Paragraphs one through seven of Item 4 of the First Amendment are hereby changed to "HSS" and the words "the Reporting Person has no" contained in Paragraph 8 of
Item 4 of the First Amendment are hereby changed to "none of the Reporting Persons has any".

                     The following Paragraphs are hereby added immediately after the seventh, and before the final, Paragraph of Item 4 of the First Amendment:

                     As announced by the Company in a press release issued on July 10, 2002, on July 9, 2002, the Company's Board of Directors authorized management of the Company to proceed with the necessary steps to implement a plan to combine the Company's currently outstanding Class A Common Stock and Class B common stock into a single class of common stock (the "Proposed Transaction"). As a result of the Proposed Transaction, each outstanding share of Class A Common Stock and each outstanding share of Class B common stock (the "Class B Common Stock") would be converted into one share of a newly created class of common stock of the Company. In connection with the Proposed Transaction, the Company's certificate of incorporation would be modified to provide for only this new, single class of common stock and the existing provisions relating to the Class A Common Stock and the Class B Common Stock would be eliminated. Following the Proposed Transaction, there would be no super-majority voting requirements applicable to the Company's new class of common stock in the Company's certificate of incorporation. Each holder of the Company's new class of common stock would have one vote per share and all matters brought before the stockholders of the Company, other than the removal of directors, would be determined by a majority vote. As announced by the Company in a press release issued on July 25, 2002, the Company executed a recapitalization merger agreement, pursuant to which the Proposed Transaction would be effected by merging a newly formed subsidiary into the Company, with the Company continuing as the surviving corporation in the merger. The Company stated that the Proposed Transaction is subject to the requisite approval of the stockholders and other customary conditions and that the Company expects to submit the Proposed Transaction to a vote of its stockholders at the Company's Annual Meeting of Stockholders currently scheduled for October 15, 2002. Copies of the press releases issued by the Company on July 10, 2002 and July 25, 2002 are attached hereto as Exhibit VIII and incorporated herein by reference.

478590_3
                               Page 7 of 33 Pages

                     In connection with the Board of Directors' authorization of management to proceed with the implementation of the Proposed Transaction, each of the Reporting Persons agreed to support the Proposed Transaction, as disclosed in the Company's July 10, 2002 press release.

                     Thereafter, as is reported in greater detail under Item 6 hereof, each of the Reporting Persons (sometimes hereinafter collectively referred to as the "Stern Family Members") entered into the Stockholders' Agreement with David P. Meyers, Jonas I. Meyers, Stuart J. Meyers, Betty K. Meyers and the Meyers Family Limited Partnership (hereinafter, collectively referred to as the "Meyers Family Members") and the Company. Pursuant to the Stockholders' Agreement, each of the Reporting Persons, and each of the Meyers Family Members, (i) have agreed, among other things, to vote all of the shares of the Company's capital stock beneficially owned by them in favor of the Proposed Transaction and against any other proposal that is inconsistent with or contrary to the terms and conditions of the Proposed Transaction and (ii) in support of such voting agreement, have executed and delivered the Irrevocable Proxy in favor of Messrs. James L. Katz, Paul S. Echenberg and Donald A. Meyer, members of the special committee of the Board of Directors (the "Special Board Committee"), all as more fully described in Item 6 below.

                     Pursuant to the Stockholders' Agreement, HSS has withdrawn the stockholder proposal referenced in the First Amendment.

                     If the Proposed Transaction is consummated, (i) the Class A Common Stock and the Class B Common Stock will be delisted from the American Stock Exchange and the registration of these securities under the Exchange Act will be terminated and (ii) the new class of common stock to be issued in the Proposed Transaction will be listed on the American Stock Exchange and registered under the Exchange Act.

                     The descriptions of the Stockholders' Agreement and the Irrevocable Proxy set forth above do not purport to be complete and are qualified in their entirety by the full text of the Stockholders' Agreement and Irrevocable Proxy, copies of which are attached hereto as Exhibit IX and X, respectively, and incorporated herein by reference.

ITEM 5.              INTEREST IN SECURITIES OF THE ISSUER.

                     The text of Item 5 in the Existing Statement is amended and restated in its entirety to read as follows:

                     (a) The aggregate number and percentage of shares of Class A Common Stock beneficially owned by the HSS on the date hereof are 956,412 shares of Class A Common Stock, or approximately 23.9% of the 4,001,958 shares of Class A Common Stock issued and outstanding as of April 9, 2002, as set forth in the Company's Form 10-Q for the quarterly period ended March 2, 2002, filed with the Commission on April 16, 2002.


478590_3
                               Page 8 of 33 Pages

                     The aggregate number and percentage of shares of Class A Common Stock beneficially owned by RSG on the date hereof are 159,887 shares of Class A Common Stock, or approximately 3.9% of the 4,001,958 shares of Class A Common Stock issued and outstanding as of April 9, 2002, as set forth in the Company's Form 10-Q for the quarterly period ended March 2, 2002, filed with the Commission on April 16, 2002.

                     The aggregate number and percentage of shares of Class A Common Stock beneficially owned by SFS on the date hereof are 159,887 shares of Class A Common Stock, or approximately 3.9% of the 4,001,958 shares of Class A Common Stock issued and outstanding as of April 9, 2002, as set forth in the Company's Form 10-Q for the quarterly period ended March 2, 2002, filed with the Commission on April 16, 2002.

                     Notwithstanding the foregoing, if the Reporting Persons and the Meyers Family Members are deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b) promulgated by the Commission thereunder, then each of the Reporting Persons may deemed to beneficially own all 2,567,242 shares of Class A Common Stock owned in the aggregate by the such persons, or approximately 64.1% of the 4,001,958 shares of Class A Common Stock issued and outstanding as of April 9, 2002, as set forth in Company's Form 10-Q for the quarterly period ended March 2, 2002, filed with the Commission on April 16, 2002. Each of the Reporting Persons expressly disclaims beneficial ownership of the shares of Class A Common Stock owned and held by the Meyers Family Members and the other Stern Family Members.

                     (b) Subject to the restrictions set forth in the Stockholders' Agreement, HSS may be deemed to have the sole power to dispose of (and direct the disposition of) the 956,412 shares of Class A Common Stock owned by him. As a result of the execution and delivery of the Irrevocable Proxy, HSS may be deemed to share with the members of the Special Board Committee the power to vote (and direct the vote of) the 956,412 shares of Class A Common Stock owned by him and subject to the Irrevocable Proxy, but only to the extent set forth in the Irrevocable Proxy. In addition, as a result of the voting agreements contained in the Stockholders' Agreement, each of the Reporting Persons may be deemed to share with each other and the Meyers Family Members the power to vote (and direct the vote of) the 2,567,242 shares of Class A Common Stock owned in the aggregate by the parties to such agreement, but only with respect to the matters and to the extent set forth in such Stockholders' Agreement. Except to the extent set forth in either the Irrevocable Proxy or the Stockholders' Agreement, HSS may be deemed to have the sole power to vote (and direct the vote of) the 956,412 shares of Class A Common Stock owned by him.

                     Subject to the restrictions set forth in the Stockholders' Agreement, RSG may be deemed to have the sole power to dispose of (and direct the disposition of) the 159,887 shares of Class A Common Stock owned by her. As a result of the execution and delivery of the Irrevocable Proxy, RSG may be deemed to share with the members of the Special Board Committee the power to vote (and direct the vote of) the 159,887 shares of Class A Common Stock owned by her and subject to the Irrevocable Proxy, but only to the extent set forth in the Irrevocable Proxy. In addition, as a result of the voting agreements contained in the Stockholders' Agreement, each of the Reporting Persons may be deemed to share with each other


478590_3
                               Page 9 of 33 Pages
and the Meyers Family Members the power to vote (and direct the vote of) the 2,567,242 shares of Class A Common Stock owned in the aggregate by the parties to such agreement, but only with respect to the matters and to the extent set forth in such Stockholders' Agreement. Except to the extent set forth in either the Irrevocable Proxy or the Stockholders' Agreement, RSG may be deemed to have the sole power to vote (and direct the vote of) the 159,887 shares of Class A Common Stock owned by her.

                     Subject to the restrictions set forth in the Stockholders' Agreement, SFS may be deemed to have the sole power to dispose of (and direct the disposition of) the 159,887 shares of Class A Common Stock owned by him. As a result of the execution and delivery of the Irrevocable Proxy, SFS may be deemed to share with the members of the Special Board Committee the power to vote (and direct the vote of) the 159,887 shares of Class A Common Stock owned by him and subject to the Irrevocable Proxy, but only to the extent set forth in the Irrevocable Proxy. In addition, as a result of the voting agreements contained in the Stockholders' Agreement, each of the Reporting Persons may be deemed to share with each other and the Meyers Family Members the power to vote (and direct the vote of) the 2,567,242 shares of Class A Common Stock owned in the aggregate by the parties to such agreement, but only with respect to the matters and to the extent set forth in such Stockholders' Agreement. Except to the extent set forth in either the Irrevocable Proxy or the Stockholders' Agreement, SFS may be deemed to have the sole power to vote (and direct the vote of) the 159,887 shares of Class A Common Stock owned by him.

                     Each of the Reporting Persons expressly disclaims beneficial ownership of the shares of Class A Common Stock owned and held by the Meyers Family Members and the other Stern Family Members.

                     The identity and background information required by Item 2 with respect to the members of the Special Board Committee is set forth in Item 2 to that certain Schedule 13D of such persons that was filed with the Commission on July 25, 2002 (the "Special Board Committee Schedule 13D"), a copy of which is attached hereto as Exhibit XI and incorporated herein by reference. The identity and background information required by Item 2 with respect to the Meyers Family Members is set forth in Item 2 of the Schedule 13D of such persons filed with the Commission on June 21, 2002 (the "Meyers Family Schedule 13D"), a copy of which is attached hereto as Exhibit XII and incorporated herein by reference. The Reporting Persons make no representations or warranties with respect to the accuracy or completeness of the identity and background information contained in the Special Board Committee Schedule 13D and the Meyers Family Schedule 13D and incorporated herein by reference.

                     (c) Except as otherwise disclosed herein, during the past 60 days, none of the Reporting Persons has effected any transaction in the Class A Common Stock.

                     (d) Not applicable.

                     (e) Not applicable.


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                               Page 10 of 33 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                     No change from disclosures made in the First Amendment, except as set forth below in this Item 6.

                     All references to "Reporting Person" contained in Paragraphs one through two of Item 6 of the First Amendment are hereby changed to "HSS" and the words "the Reporting Person is not" contained in Paragraph 4 of
Item 6 of the First Amendment are hereby changed to "none of the Reporting Persons is".

                     The following Paragraphs are hereby added immediately and the third, and before the final, Paragraph of Item 6 of the First Amendment:

                     On July 19, 2002, the Reporting Persons delivered to the Company executed counterpart signature pages to the Stockholders' Agreement, pursuant to which each of the parties thereto (other than the Company) agreed:
(i) to vote all of the shares of the Company's capital stock beneficially owned by them in favor of the Proposed Transaction and against any other proposal that is inconsistent with or contrary to the terms and conditions of the Proposed Transaction at any stockholders meeting of the Company or in connection with any consent solicitation relating to the Company; (ii) until the earlier of the consummation of the Proposed Transaction or December 31, 2002, not to sell, dispose or otherwise transfer any of the shares of the Company's capital stock beneficially owned by them, subject to certain limited exceptions; (iii) to provide irrevocable proxies to the Special Board Committee, and each member thereof, to vote the shares of the Company's capital stock beneficially owned by them in favor of the Proposed Transaction; (iv) (a) to irrevocably withdraw certain stockholder proposals submitted to the Company for inclusion in the Company's proxy statement for the Company's 2002 Annual Meeting, including the stockholder proposal submitted by HSS and described in the First Amendment, (b) not to submit any stockholder proposal to the Company similar to such proposals prior to July 15, 2004, and (c) to vote all of the shares of the Company's capital stock beneficially owned by them against any such stockholder proposal during such two-year period; and (v) to negotiate in good faith in an effort to enter into an additional stockholders' agreement on or before December 1, 2002.

                     Also on July 19, 2002, the Reporting Persons delivered to the Company executed counterpart signature pages to the Irrevocable Proxy providing for a grant of a proxy in favor of the Special Board Committee, and each member thereof, to vote the shares of the Company's capital stock beneficially owned by the Reporting Persons and the other stockholders signatory to the Stockholders' Agreement in favor of the Proposed Transaction and against any other proposal that is inconsistent with or contrary to the terms and conditions of the Proposed Transaction.

                     Under the terms of the Irrevocable Proxy, the Proxies dated May 14, 2002 and May 30, 2002 granted in favor of HSS by SFS and RSG, respectively, were automatically revoked. On July 27, 2002, Rubem Pochaczevsky & Frieda Feldman, Joint Tenants, executed and delivered to HSS a revocation of the Proxy dated May 13, 2002 previously


478590_3
                               Page 11 of 33 Pages
granted by them in favor of HSS (the "Revocation"), a copy of which is attached hereto as Exhibit XIII.

                     The descriptions of the Stockholders' Agreement, the Irrevocable Proxy and the Revocation set forth above do not purport to be complete and are qualified in their entirety by the full text of the Stockholders' Agreement, the Irrevocable Proxy and the Revocation, copies of which are attached hereto as Exhibit IX, X and XIII, respectively, and incorporated herein by reference.

ITEM 7.              MATERIAL TO BE FILED AS EXHIBITS.

VII      Joint Filing Agreement among the Reporting Persons.

VIII     Press Releases of the Company issued on July 10, 2002 and July 25,
         2002.

IX Agreement, dated as of July 15, 2002, among the Company and the Stockholders listed on Exhibits A and B thereto, including the Reporting Persons.

X Irrevocable Proxy to Vote Stock of the Company, dated as of July 15, 2002, executed by the Stockholders listed on Exhibits A and B thereto, including the Reporting Persons, in favor of the members of the Special Committee of the Board of Directors of the Company.

XI Item 2 to Schedule 13D of the members of the Special Board Committee filed with the Commission of July 25, 2002.

XII Item 2 to Schedule 13D of the Meyer Family Members filed with the Commission on June 21, 2002

XIII. Revocation dated July 27, 2002 of Proxy dated May 13, 2002 executed by Rubem Pochaczevsky & Frieda Feldman, Joint Tenants, in favor of HSS


478590_3
                               Page 12 of 33 Pages

                                    SIGNATURE


                     After reasonable inquiry and to the best knowledge and belief of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement with respect to him or her is true, complete and correct.

Dated:  July 29, 2002




                                             /s/ HOWARD S. STERN
                                            ------------------------------------
                                            Howard S. Stern, Individually



                                             /s/ SETH F. STERN
                                            ------------------------------------
                                            Seth F. Stern, Individually




                                             /s/ RACHEL STERN GRAHAM
                                            ------------------------------------
                                            Rachel Stern Graham, Individually








478590_3
                               Page 13 of 33 Pages

                                  EXHIBIT INDEX
                                  -------------


Exhibit
Number           Description                                                                                Page No.
------           -----------                                                                                --------
VII              Joint Filing Agreement, dated July 29, 2002,  among the Reporting                              15
                 Persons

VIII             Press Releases of the Company issued on July 10, 2002 and July 25,                             16
                 2002

IX               Agreement, dated as of July 15, 2002, among the Company and the                                22
                 Stockholders listed on Exhibits A and B thereto, including the
                 Reporting Persons

X                Irrevocable Proxy to Vote Stock of the Company, dated as of July 15,                           29
                 2002, executed by the Stockholders listed on Exhibits A and B thereto, including the Reporting Persons, in favor of the members of the
                 Special Committee of the Board of Directors of the Company

XI               Item 2 of Special Board Committee Schedule 13D (incorporated by                                --
                 reference to Item 2 of the Schedule 13D of the members of the Special
                 Board Committee filed with the Commission of July 25, 2002)

XII              Item 2 of Meyer Family Schedule 13D (incorporated by reference  to                             --
                 Item 2 of the Schedule 13D of the members of the Meyers Family filed with the Commission of June 21, 2002)

XIII             Revocation dated July 27, 2002 of Proxy dated May 13, 2002 executed                            33
                 by Rubem Pochaczevsky & Frieda Feldman, Joint Tenants, in favor of
                 HSS


478590_3
                               Page 14 of 33 Pages

                                                                     Exhibit VII
                                                                     -----------

                       SCHEDULE 13D JOINT FILING AGREEMENT


                     This Schedule 13D Joint Filing Agreement, dated as of July 29, 2002, is entered into by and among Howard S. Stern ("HSS") , Seth F. Stern ("SFS") and Rachel Stern Graham ("RSG").

                     Each of HSS, SFS and RSG (sometimes hereinafter individually referred to as a "Reporting Person" and collectively referred to as the "Reporting Persons") hereby confirms and represents to each other Reporting Person that he or she (as the case may be) is eligible to use Schedule 13D for the disclosure and filing of information required by Schedule 13D with respect to the Class A common stock, par value $.10 per share (the "Class A Common Stock") of E-Z-Em, Inc. (the "Company").

                     Pursuant to Rule 13d-1(k)(1) promulgated by the Securities and Exchange Commission (the "Commission") under the Securities Exchange Act of 1934, as amended, each of the Reporting Persons hereby agrees that the statement entitled Amendment No. 2 to Schedule 13D relating to the Class A Common Stock of the Company (and amending an initial statement on Schedule 13D filed by HSS with the Commission on February 14, 1985, as amended by Amendment No. 1 thereto filed by HSS with the Commission on June 13, 2002), to which this Schedule 13D joint filing agreement is attached as an exhibit, is filed on behalf of each of the Reporting Persons, and that any subsequent amendments thereto will likewise be filed on behalf of each of them. Each of the Reporting Persons further agrees that he or she (as the case may be) will be responsible for the timely filing of the statement entitled Amendment No. 2 to Schedule 13D to which this Schedule 13D joint filing agreement is attached as an exhibit, and for any subsequent amendments thereto, and for the completeness and accuracy of the information concerning him or her (as the case may be) contained therein, provided that each such person is not responsible for the completeness or accuracy of the information concerning the other Reporting Persons making such filing, unless such person knows or has reason to believe that such information is inaccurate.




                                      /s/ HOWARD  S. STERN
                                      ------------------------------------------
                                      Howard S. Stern, Individually



                                      /s/ SETH F. STERN
                                      ------------------------------------------
                                      Seth F. Stern, Individually



                                      /s/ RACHEL STERN GRAHAM
                                      ------------------------------------------
                                      Rachel Stern Graham, Individually








478590_3
                               Page 15 of 33 Pages

                                                                Exhibit VIII - A

The following press release was issued by E-Z-EM, Inc. on July 10, 2002:



 FOR IMMEDIATE RELEASE           CONTACT:  Dennis J. Curtin
                                 Senior Vice President - Chief Financial Officer
                                 Telephone: (516) 333-8230, Ext. 320
                                 Email: dcurtin@ezem.com


                  E-Z-EM ANNOUNCES PLAN TO COMBINE OUTSTANDING
             CLASS A AND B SHARES INTO SINGLE CLASS OF COMMON STOCK


WESTBURY, NEW YORK, JULY 10, 2002 - E-Z-EM, Inc. (AMEX: EZM.A/EZM.B) ("E-Z-EM" or the "Company") today announced that its Board of Directors authorized management to proceed with the necessary steps to implement a plan to combine the Company's two currently outstanding classes of common stock - Class A (AMEX:
EZM.A) and Class B (AMEX: EZM.B) - into a single class of common stock.

The Company expects to submit the proposed transaction to a vote of its stockholders at the Company's Annual Meeting of Stockholders currently scheduled for October 15, 2002. As a result of the proposed transaction, each outstanding Class A share and each outstanding Class B share would be converted into one share of a newly created class of common stock of the Company. Following the transaction, there would be no super-majority voting requirements applicable to the Company's new class of common stock. Each holder would have one vote per share and all matters brought before the stockholders of the Company would be determined by a majority vote. E-Z-EM expects the proposed transaction to be tax-free to the Company and the holders of the Company's Class A and Class B shares. The transaction is subject to the final approval of the Board of Directors, requisite approval of the stockholders and other customary conditions.

The Stern and Meyers families, which in the aggregate own approximately 64.1% of the Class A voting stock, have agreed to vote their shares in favor of the transaction.

In May 2002, the E-Z-EM Board of Directors formed a Special Committee of the Board comprised of independent, outside directors for the purpose of reviewing, evaluating, negotiating and making recommendations to the full Board regarding the proposed transaction. The Special Committee, with the advice and assistance of its financial advisor, Houlihan Lokey Howard Zukin Financial Advisors, Inc., and its legal advisor, Skadden, Arps, Slate, Meagher & Flom LLP, considered a number of alternatives before recommending that the Board proceed with the proposed transaction on the basis described above.


481154_1
                               Page 16 of 33 Pages

Based in part upon the recommendation of the Special Committee and the advice and analysis provided by the Special Committee's advisors, the E-Z-EM Board believes that a tax-free combination of the Company's outstanding Class A and Class B common stock is in the best interest of all of the Company's stockholders. The Board believes that the proposed transaction could potentially have a number of significant benefits to the Company, including improved stock price performance, broader analyst coverage, increased trading volume for the Company's securities and enhanced ability to use stock as an acquisition currency. If approved, the transaction is currently expected to be completed in late October 2002.

ABOUT E-Z-EM, INC.
E-Z-EM, the world's largest manufacturer of contrast agents for gastrointestinal radiology, has developed the only CT injector on the market that can help detect contrast extravasation, the new EmpowerCT(TM) with patented EDA(TM) technology. The Company has also recently introduced a complete tool kit for virtual colonoscopy (also referred to as CT colonography, or CTC), an innovative technology that could lead to a substantial increase in the number of patients being screened for colorectal cancer. Virtual colonoscopy visualizes the gastrointestinal tract using advanced CT imaging and 3D computer reconstruction of that data. The Company's product line consists of the InnerviewGI(TM)3D imaging workstation; LoSo Prep(TM) and NutraPrep(TM) patient- friendly colon preparation products and nutritional meal kits; a tagging agent trade-named Tagitol(TM) to help practitioners distinguish pathology from colonic residue; and the PROTOCO2L(TM) carbon dioxide colon insufflation system. E-Z-EM's wholly owned subsidiary, AngioDynamics, manufactures a wide range of products, including angiographic, vascular access, thrombolytic, angioplasty, stents, as well as abdominal infection drainage products. AngioDynamics' focus is on diagnostic and therapeutic products for interventional radiology and other areas of minimally invasive surgery. Enteric Products, Inc., another subsidiary, develops, manufactures and markets tests for detection of the ulcer- and cancer-causing bacterium Helicobacter pylori. For additional information, please contact Dennis J. Curtin, Senior Vice President-Chief Financial Officer, at (516) 333-8230, Ext. 320 (Email: dcurtin@ezem.com) or visit our corporate web site at www.ezem.com.

                                    * * * * *
The statements made in this document contain certain forward-looking statements that involve a number of risks and uncertainties. Words such as "expects", "intends", "anticipates", "plans", "believes", "seeks", "estimates," or variations of such words and similar expressions, are intended to identify such forward-looking statements. Investors are cautioned that actual events or results may differ from the Company's expectations. In addition to the matters described above, the ability of the Company to develop its products, future actions by the FDA or other regulatory agencies, results of pending or future clinical trials, overall economic conditions, general market conditions, foreign currency exchange rate fluctuations, the effects on pricing from Group Purchasing Organizations, competition, including alternative procedures which continue to replace traditional fluoroscopic procedures, as well as the risk factors listed from time to time in the SEC filings of E-Z-EM, Inc., including but not limited to its Form 10-Q for the quarter ended


                                        2
481154_1
                               Page 17 of 33 Pages

March 2, 2002, as well as its Annual Report on Form 10-K for the year ended June 2, 2001, may affect the actual results achieved by the Company. There are also a number of uncertainties, risks, conditions and other factors which could prevent the implementation of the above described transaction.

In connection with its upcoming annual meeting of stockholders and the above described transaction, E-Z-EM, Inc. will be filing a proxy statement and other materials, which may include a Registration Statement on Form S-4, with the Securities and Exchange Commission. SECURITY HOLDERS ARE URGED TO READ THESE MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of these materials when they become available, as well as other materials filed with the Securities and Exchange Commission concerning E-Z-EM, Inc., at the Securities and Exchange Commission's website at http://www.sec.gov. In addition, these materials and other documents may be obtained for free from E-Z-EM, Inc. by directing a request to E-Z-EM, Inc. at 717 Main Street, Westbury, NY 11590;
Attn: Investor Relations.

E-Z-EM, Inc. and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the Company's stockholders with respect to the annual meeting and the transaction described above. These directors and executive officers include the following: Anthony A. Lombardo, Howard S. Stern, David P. Meyers, Michael A. Davis, James L. Katz, Paul S. Echenberg, Donald A. Meyer, Robert M. Topol, Dennis J. Curtin, Joseph J. Palma, Arthur L. Zimmet and Brad Schreck. Collectively, as of July 10, 2002, the directors and executive officers of E-Z-EM, Inc., listed above may be deemed to beneficially own approximately 34.05% of the Company's outstanding Class A common stock.


                                        3
481154_1
                               Page 18 of 33 Pages

                                                                Exhibit VIII - B

The following press release was issued by E-Z-EM, Inc. on July 25, 2002:


FOR IMMEDIATE RELEASE            CONTACT:  Dennis J. Curtin
                                 Senior Vice President - Chief Financial Officer
                                 Telephone: (516) 333-8230, Ext. 320
                                 Email: dcurtin@ezem.com

                E-Z-EM BOARD APPROVES PLAN TO COMBINE OUTSTANDING
             CLASS A AND B SHARES INTO SINGLE CLASS OF COMMON STOCK

WESTBURY, NEW YORK, JULY 25, 2002 - E-Z-EM, Inc. (AMEX: EZM.A/EZM.B) ("E-Z-EM" or the "Company") today announced that its Board of Directors approved a previously announced plan to combine the Company's two currently outstanding classes of common stock - Class A (AMEX: EZM.A) and Class B (AMEX: EZM.B) - into a single class of common stock.

As provided in the recapitalization merger agreement executed today by E-Z-EM, the proposed transaction will be effected by merging a newly formed subsidiary into E-Z-EM, with E-Z-EM continuing as the surviving corporation in the merger. As a result of this merger, each outstanding Class A share and each outstanding Class B share would be converted into one share of a newly created class of common stock of the Company. Following the transaction, there would be no super-majority voting requirements applicable to the Company's new class of common stock in the Company's certificate of incorporation, each holder would have one vote per share and all matters brought before the stockholders of the Company, other than the removal of directors, would be determined by a majority vote. E-Z-EM expects the proposed transaction to be tax-free to the Company and the holders of the Company's Class A and Class B shares. The transaction is subject to the requisite approval of the holders of 66% of the shares of Class A common stock actually voted on the proposal and other customary conditions. The Company expects to submit the proposed transaction to a vote of its stockholders at the Company's Annual Meeting of Stockholders currently scheduled for October 15, 2002.

The Stern and Meyers families, which in the aggregate own approximately 64.2% of the Class A voting stock, have agreed to vote their shares in favor of the proposed transaction.

ABOUT E-Z-EM, INC. E-Z-EM, the world's largest manufacturer of contrast agents for gastrointestinal radiology, has developed the only CT injector on the market that can help detect contrast extravasation, the new EmpowerCT(TM) with patented EDA(TM) technology. The Company has also recently introduced a complete tool kit for virtual colonoscopy (also referred to as CT colonography, or CTC), an innovative technology that could lead to a substantial increase in the number of patients being



                                        4
481154_1
                               Page 19 of 33 Pages
screened for colorectal cancer. Virtual colonoscopy visualizes the gastrointestinal tract using advanced CT imaging and 3D computer reconstruction of that data. The Company's product line consists of the InnerviewGI(TM) 3D imaging workstation; LoSo Prep(TM) and NutraPrep(TM) patient-friendly colon preparation products and nutritional meal kits; a tagging agent trade-named Tagitol(TM) to help practitioners distinguish pathology from colonic residue; and the PROTOCO2L(TM) carbon dioxide colon insufflation system. E-Z-EM's wholly owned subsidiary, AngioDynamics, manufactures a wide range of products, including angiographic, vascular access, thrombolytic, angioplasty, stents, as well as abdominal infection drainage products. AngioDynamics' focus is on diagnostic and therapeutic products for interventional radiology and other areas of minimally invasive surgery. Enteric Products, Inc., another subsidiary, develops, manufactures and markets tests for detection of the ulcer- and cancer-causing bacterium Helicobacter pylori. For additional information, please contact Dennis J. Curtin, Senior Vice President - Chief Financial Officer, at
(516) 333-8230, Ext. 320 (Email: dcurtin@ezem.com) or visit our corporate web site at www.ezem.com.

                                    * * * * *

The statements made in this document contain certain forward-looking statements that involve a number of risks and uncertainties. Words such as "expects", "intends", "anticipates", "plans", "believes", "seeks", "estimates," or variations of such words and similar expressions, are intended to identify such forward-looking statements. Investors are cautioned that actual events or results may differ from the Company's expectations. In addition to the matters described above, the ability of the Company to develop its products, future actions by the FDA or other regulatory agencies, results of pending or future clinical trials, overall economic conditions, general market conditions, foreign currency exchange rate fluctuations, the effects on pricing from Group Purchasing Organizations, competition, including alternative procedures which continue to replace traditional fluoroscopic procedures, as well as the risk factors listed from time to time in the SEC filings of E-Z-EM, Inc., including but not limited to its Form 10-Q for the quarter ended March 2, 2002, as well as its Annual Report on Form 10-K for the year ended June 2, 2001, may affect the actual results achieved by the Company. There are also a number of uncertainties, risks, conditions and other factors which could prevent the implementation of the above described transaction.

In connection with its upcoming annual meeting of stockholders and the above described transaction, E-Z-EM, Inc. will be filing a proxy statement and other materials with the Securities and Exchange Commission. SECURITY HOLDERS ARE URGED TO READ THESE MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of these materials when they become available, as well as other materials filed with the Securities and Exchange Commission concerning E-Z-EM, Inc., at the Securities and Exchange Commission's website at http://www.sec.gov. In addition, these materials and other documents may be



                                        5
481154_1
                               Page 20 of 33 Pages
obtained for free from E-Z-EM, Inc. by directing a request to E-Z-EM, Inc. at 717 Main Street, Westbury, NY 11590; Attn: Investor Relations.

E-Z-EM, Inc. and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the Company's stockholders with respect to the annual meeting and the transaction described above. These directors and executive officers include the following: Anthony A. Lombardo, Howard S. Stern, David P. Meyers, Michael A. Davis, James L. Katz, Paul S. Echenberg, Donald A. Meyer, Dennis J. Curtin, Joseph J. Palma, Arthur L. Zimmet and Brad Schreck. Collectively, as of July 10, 2002, the directors and executive officers of E-Z-EM, Inc., listed above may be deemed to beneficially own approximately 33.45% of the Company's outstanding Class A common stock.






                                        6
481154_1
                               Page 21 of 33 Pages

                                                                      Exhibit IX
                                    AGREEMENT

         THIS AGREEMENT (the "Agreement") is made and entered into as of this 15th day of July, 2002, by and among E-Z-EM, Inc., a Delaware corporation (the "Company"), the members of the Stern Family set forth on Exhibit A hereto (the "Stern Family Members"), and the members and affiliated entities of the Meyers Family listed on Exhibit B hereto (the "Meyers Family Member").

         WHEREAS, each Stern Family Member owns the number of shares of (i) Class A common stock, par value $0.10 per share (the "Class A Common Stock"), of the Company and (ii) Class B common Stock, par value $0.10 per share (the "Class B Common Stock") of the Company set forth opposite such person's name on Exhibit A hereto (collectively, the "Stern Shares"); and

         WHEREAS, each Meyers Family Member owns the number of shares of (i) Class A Common Stock and (ii) Class B Common Stock set forth opposite such individual's or entity's name on Exhibit B hereto (collectively, the "Meyers Shares" and together with the Stern Shares, the "Subject Shares"); and

         WHEREAS, the Board of Directors of the Company has approved a proposal to reclassify the Class A Common Stock and the Class B Common Stock into a single class of new common stock of the Company with each share having one vote and without being subject to any supermajority voting provisions (the "Proposal"); and

         WHEREAS, the Stern Family Members and Meyers Family Members have agreed to support the Proposal and take certain other actions described herein.

         NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and intending to be legally bound, the Company, the Stern Family Members and the Meyers Family Members agree to the following provisions:

         1. Each of the Stern Family Members and the Meyers Family Members agree to vote all of the Subject Shares that they beneficially own in favor of the Proposal and against any other proposal that is inconsistent with or contrary to the terms and conditions of the Proposal at any stockholders meeting of the Company or in connection with any consent solicitation relating to the Company.

         2. From the date hereof until the earlier of the consummation of the transactions contemplated by the Proposal or December 31, 2002, each of the Stern Family Members and the Meyers Family Members agrees not to sell, dispose or otherwise transfer any of the Subject Shares that they beneficially own on the date hereof, except for sales, dispositions or other transfers by
                  (a) the Stern Family Members of up to an aggregate of 50,000 shares of Class B Common Stock, and (b) the Meyers Family Members of up to an aggregate of 50,000 shares of Class B Common Stock.



480888_1
                               Page 22 of 33 Pages

         3. Each of the Stern Family Members and the Meyers Family Members agree to provide irrevocable proxies in the form attached as Exhibit C hereto to Messrs. James L. Katz, Paul S. Echenberg, and Donald A. Meyer, and each of them, to vote the Subject Shares in the manner provided in paragraph 1 above. Such proxies shall be delivered within five days of the date hereof.

         4. Howard Stern hereby irrevocably withdraws the shareholder proposal (the "Stern Proposal") submitted to the Company on May 28, 2002, for inclusion in the Company's proxy statement for its 2002 Annual Meeting of Stockholders (the "2002 Meeting"). Each of the Stern Family Members agrees not to submit any shareholder proposal to the Company similar to the Stern Proposal prior to July 15, 2004, and agrees to vote all of the Subject Shares that they beneficially own against any such shareholder proposal during such two-year period.

         5. David Meyers hereby irrevocably withdraws the shareholder proposal (the "Meyers Proposal") submitted to the Company on May 24, 2002, and resubmitted on June 18, 2002, for inclusion in the Company's proxy statement for the 2002 Meeting. Each Meyers Family Member agrees not to submit any shareholder proposal similar to the Meyers Proposal to the Company prior to July 15, 2004, and agrees to vote all of the Subject Shares that they beneficially own against any such shareholder proposal during such two-year period.

         6. The Stern Family Members and the Meyers Family Members each agree to negotiate in good faith in an effort to enter into a stockholders' agreement based upon a draft previously provided to each stockholder by the law firm of Davies Ward Phillips & Vineberg LLP. The Stern Family Members and the Meyers Family Members agree to have an initial meeting prior to October 1, 2002, and to continue such discussions between October 16, 2002, and December 1, 2002.

         7. Each party hereto agrees to take all further actions necessary or appropriate to fully effectuate the transactions contemplated hereby, including making all filings necessary under the Securities Exchange Act of 1934, as amended.

         8. The Company hereby approves the execution of this Agreement, including, if applicable, for purposes of Section 203 of the Delaware General Corporation Law.

         9. No amendment of this Agreement will be effective unless provided in writing signed by each of the parties hereto. It being understood that any amendment of this Agreement by the Company must be authorized and approved by the Special Committee of the Board of Directors.


                                        2
480888_1
                               Page 23 of 33 Pages

         10. THIS AGREEMENT SHALL BE GOVERNED BY THE INTERNAL LAWS OF THE STATE OF DELAWARE AND EACH PARTY HEREBY SUBMITS TO THE EXCLUSIVE JURISDICTION OF THE COURT OF CHANCERY OF THE STATE OF DELAWARE IN AND FOR NEW CASTLE COUNTY FOR THE RESOLUTION OF ALL DISPUTES ARISING HEREUNDER OTHER THAN THOSE ARISING UNDER PARAGRAPH 6 HEREOF.

         11. This Agreement may be executed in one or more counterparts, each of which may be executed separately, but all of which together shall constitute one agreement.

         IN WITNESS WHEREOF, the parties hereto have executed this Agreement, or caused this Agreement to be executed by their duly authorized representatives, as of the date first above written.


                                   E-Z-EM, INC.


                                   By: /s/ ANTHONY A. LOMBARDO
                                       -----------------------------------------
                                   Name:  Anthony A. Lombardo
                                   Title: President & Chief Executive Officer


                                    /s/ HOWARD S. STERN
                                   ---------------------------------------------
                                   Howard S. Stern


                                    /s/ SETH F. STERN
                                   ---------------------------------------------
                                   Seth F. Stern


                                    /s/ RACHEL STERN GRAHAM
                                   ---------------------------------------------
                                   Rachel Stern Graham


                                    /s/ DAVID P. MEYERS
                                   ---------------------------------------------
                                   David P. Meyers


                                    /s/ JONAS I. MEYERS
                                   ---------------------------------------------
                                   Jonas I. Meyers


                                        3
480888_1
                               Page 24 of 33 Pages

                                    /s/ STUART J. MEYERS
                                   ---------------------------------------------
                                   Stuart J. Meyers


                                    /s/ BETTY K. MEYERS
                                   ---------------------------------------------
                                   Betty K. Meyers


                                   MEYERS FAMILY LIMITED PARTNERSHIP
                                   By:  Meyers Management Trust


                                   By: /s/ STUART J. MEYERS
                                       -----------------------------------------
                                       Name:  Stuart J. Meyers
                                       Title: Co-Trustee





                                        4
480888_1
                               Page 25 of 33 Pages

                                                                       EXHIBIT A
                                                                       ---------


                              STERN FAMILY MEMBERS
                              --------------------


                                              Class A                  Class B
                                              -------                  -------
Howard S. Stern                               956,412                 1,070,457

Seth F. Stern                                 159,887                   188,044

Rachel Stern Graham                           159,887                   263,440











                                       A-1
480888_1
                               Page 26 of 33 Pages

                                                                       EXHIBIT B
                                                                       ---------


                              MEYERS FAMILY MEMBERS
                              ---------------------


                                                 Class A               Class B

David P. Meyers                                  156,750               216,548
Jonas I. Meyers                                  156,750               115,033
Stuart J. Meyers                                 156,750               177,346
Betty K. Meyers                                  200,000*                    0
Meyers Family Limited Partnership                620,806**           1,063,744


* Includes 108,000 shares in which Mrs. Meyers holds a life estate and David P. Meyers, Jonas I. Meyers and Stuart J. Meyers each hold a life estate in 36,000 of such shares.

** The Meyers Family Limited Partnership is jointly owned by David P. Meyers, Stuart J. Meyers, Jonas I. Meyers, Sara Meyers, Christi Meyers, The Sara and Stuart Meyers Children's Trust and The David Meyers Children's Trust.





                                       B-1
480888_1
                               Page 27 of 33 Pages

                                                                       EXHIBIT C
                                                                       ---------



                                     OMITTED
            [See Exhibit X to this Amended Statement on Schedule 13D]























                                       C-1
480888_1
                               Page 28 of 33 Pages

                                                                       Exhibit X

                                IRREVOCABLE PROXY

                                TO VOTE STOCK OF

                                  E-Z-EM, INC.

                  The undersigned stockholders of E-Z-EM, Inc., a Delaware corporation (the "Company"), hereby irrevocably (to the fullest extent permitted by the General Corporation Law of the State of Delaware) appoint Messrs. James
L. Katz, Paul S. Echenberg and Donald A. Meyer, and each of them (collectively the "Proxies"), as the sole and exclusive proxies of the undersigned, with full power of substitution and resubstitution, to vote and exercise all voting rights (to the fullest extent that the undersigned are each entitled to do so) with respect to all of the shares of capital stock of the Company that now are or hereafter may be owned by each of the undersigned, whether beneficially or of record, including any such shares as to which the undersigned has a proxy from the record or beneficial owner thereof, and any and all other shares or securities of the Company issued or issuable in respect of any of the foregoing on or after the date hereof (collectively, the "Shares") to the extent set forth below. The Shares owned, whether beneficially or of record, by each undersigned stockholder of the Company as of the date of this Irrevocable Proxy are listed on the final page of this Irrevocable Proxy. Upon execution of this Irrevocable Proxy by each undersigned stockholder, any and all prior proxies given by such undersigned stockholder with respect to any Shares are hereby revoked and each of the undersigned agrees not to grant any subsequent proxies with respect to the Shares until after the Expiration Date (as defined below) that are inconsistent with the purpose and intent of this Irrevocable Proxy, as set forth in clauses (i) and (ii) of the fourth paragraph hereof.

                  This Irrevocable Proxy is irrevocable (to the fullest extent provided in the General Corporation Law of the State of Delaware), is coupled with an interest, which each of the undersigned hereby acknowledges, and is granted in consideration of each of the undersigned and the Company entering into the Agreement, dated as of July 15, 2002, by and among the Company and each of the undersigned.

                  This Irrevocable Proxy shall terminate on the Expiration Date. As used herein, the term "Expiration Date" shall mean the earlier to occur of
(i) the date on which the Proposed Transaction (as defined below) is consummated or (ii) the second anniversary of the date hereof.

                  The Proxies named above are hereby authorized and empowered by each of the undersigned, at any time prior to the Expiration Date, to act as the undersigned's proxy to vote the Shares, and to exercise all voting rights of the undersigned with respect to the Shares (including, without limitation, the power to execute and deliver written consents pursuant to the General Corporation Law of the State of Delaware), at any annual, special or adjourned meeting of the stockholders of the Company and in any written consent in lieu of such meeting for the


480894_1
                               Page 29 of 33 Pages
purpose of (i) approving the proposed reclassification or other combination of the Company's two currently outstanding classes of common stock into a single class of common stock, as approved by the Board of Directors of the Company (the "Proposed Transaction"), and (ii) disapproving or rejecting any proposal that is inconsistent with or contrary to the terms and conditions of the Proposed Transaction.

                  All authority herein conferred shall survive the death or incapacity of the undersigned and any obligation of the undersigned hereunder shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.




                            [SIGNATURE PAGE FOLLOWS]







480894_1
                               Page 30 of 33 Pages

                  IN WITNESS WHEREOF, the undersigned have each duly executed this Irrevocable Proxy as of the 15th day of July, 2002. This Irrevocable Proxy is coupled with an interest as aforesaid and is irrevocable.



                                        /s/ HOWARD S. STERN
                                       -----------------------------------------
                                       Howard S. Stern


                                        /s/ SETH F. STERN
                                       -----------------------------------------
                                       Seth F. Stern


                                        /s/ RACHEL STERN GRAHAM
                                       -----------------------------------------
                                       Rachel Stern Graham


                                        /s/ DAVID P. MEYERS
                                       -----------------------------------------
                                       David P. Meyers


                                        /s/ JONAS I. MEYERS
                                       -----------------------------------------
                                       Jonas I. Meyers


                                        /s/ STUART J. MEYERS
                                       -----------------------------------------
                                       Stuart J. Meyers


                                        /s/ BETTY K. MEYERS
                                       -----------------------------------------
                                       Betty K. Meyers


                                       MEYERS FAMILY LIMITED PARTNERSHIP
                                            By:  Meyers Management Trust


                                       By: /s/ STUART J. MEYERS
                                           -------------------------------------
                                           Name:  Stuart J. Meyers
                                           Title: Co-Trustee

480894_1
                               Page 31 of 33 Pages

                          E-Z-EM, INC. STOCK OWNERSHIP


                                                    Class A             Class B
                                                    -------             -------
David P. Meyers                                     156,750             216,548
Jonas I. Meyers                                     156,750             115,033
Stuart J. Meyers                                    156,750             177,346
Betty K. Meyers                                     200,000*                  0
Meyers Family Limited Partnership                   620,806**         1,063,744


* Includes 108,000 shares in which Mrs. Meyers holds a life estate and David P. Meyers, Jonas I. Meyers and Stuart J. Meyers each hold a life estate in 36,000 of such shares.

** The Meyers Family Limited Partnership is jointly owned by David P. Meyers, Stuart J. Meyers, Jonas I. Meyers, Sara Meyers, Christi Meyers, The Sara and Stuart Meyers Children's Trust and The David Meyers Children's Trust.






480894_1
                               Page 32 of 33 Pages

                                                                    Exhibit XIII


To Whom It May Concern:

I, Rubem Pochaczevsky and Frieda Feldman, do hereby revoke my proxy dated May 13, 2002 given to Howard S. Stern for the 2002 Annual Meeting of E-Z-Em

Dated July 27, 2002





/s/ RUBEM POCHACZEVSKY
----------------------
Rubem Pochaczevsky



/s/ FRIEDA FELDMAN
----------------------
Frieda Feldman










481157_1
                               Page 33 of 33 Pages